FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    September 2009

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

Exhibit No.            Description

99.1                         Press Release dated September 10, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2009	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

EXHIBIT 99.1

16360 PARK TEN PLACE, SUITE 217

HOUSTON, TX 77084

September 10, 2009	TSXV:BZO

BRAZAURO TO ACQUIRE ÁGUA BRANCA PROPERTY IN
BRAZIL FROM TALON METALS CORP.

Houston, Texas - Brazauro Resources Corporation (TSXV: BZO) has entered into a non- binding Letter of Intent with Talon Metals Corp. (“Talon”) to acquire the Água Branca property (the “Property”) from Talon’s Brazilian subsidiary. The contemplated transaction remains subject to approval by the board of directors of Talon. Água Branca consists of approximately 9,356 hectares of Exploration Licenses in the Tapajós region of Pará State, Brazil.

The Água Branca property is one of the largest and oldest alluvial and hard rock garimpos, or informal mining camps,in the Tapajós mineral province. The Property is located approximately 35 kilometers south of Brazauro’s Tocantinzinho Gold Project in the well-known Tocantinzinho-Cuiu Cuiu gold belt. Like Tocantinzinho, Água Branca is located in the gold-fertile Parauari granite. The Property is accessible by road year-round.

Brazauro plans to carry out a soil sampling program over the targets in the area and to have drill targets ready by early 2010. A camp is in place, a team is ready and work will commence as soon as a definitive agreement has been signed.

The chairman and CEO, Mark Jones, stated, “We’ve had our sights on Água Branca for some time now, and are very pleased to have signed the non-binding LOI with Talon. In the Tapajós region, Tocantinzinho and Água Branca are two of the most significant garimpos, they are close together and are located along the same major northwest-southeast gold-bearing Tocantinzinho trend.”

The non-binding Letter of Intent contemplates that, after due diligence by Brazauro is completed, the parties will enter into a definitive option agreement under which Brazauro will acquire 100% of the Property in consideration for option payments of $120,000 on signing of the agreement, $130,000 on or before December 31, 2010 and $1,870,000 two years from the date of the definitive agreement. In addition, and to maintain the option, Brazauro will expend at least $500,000 on the Property in each of the first two years which will include at least 2,000 meters of core drilling in the first year and will assume existing obligations on the Property. The vendor will retain a 2% net smelter royalty which Brazauro can re-purchase for $2,000,000.

Mark E. Jones III Chairman, CEO Brazauro Resources Corporation

For further information, please contact:

Brazauro Resources Mark E. Jones, III, Chairman Ph. 281-579-3400 info@brazauroresources.com www.brazauroresources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture

Exchange) accepts responsibility for the adequacy or accuracy of this release.

Some statements in this news release contain forward-looking information. These statements include, but are not limited to, statements with respect to future expenditures and activities. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the ability to complete certain activities and the timing and amount of expenditures. Brazauro does not assume the obligation to update any forward-looking statement.